                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 7

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 2, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: / /



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---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 2 of 7 Pages
---------------------------- -------------------------------- ------------------


    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P. ("BET")
                              23-2957243
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                     (a) | |
                                                                     (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e):
                                                                         | |
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                             Delaware
--------------------------------------------------------------------------------

             NUMBER OF         7.        SOLE VOTING POWER
              SHARES                         492,473 shares of common stock
            BENEFICIALLY -------------- ----------------------------------------
              OWNED BY
               EACH            8.       SHARED VOTING POWER
             REPORTING                       -0- Shares
              PERSON     ------------- ----------------------------------------
               WITH
                               9.       SOLE DISPOSITIVE POWER
                                             492,473 shares of common stock
                         ------------- ----------------------------------------

                              10.       SHARED DISPOSITIVE POWER
                                             -0- Shares
----------- --------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                       492,473 Shares of Common Stock
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                         | |
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.65%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                       PN
----------- --------------------------------------------------------------------


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---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 3 of 7 Pages
---------------------------- -------------------------------- ------------------


    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU Holding Company Inc., LLC ("BRU")
                              52-2059411
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                     (a) | |
                                                                     (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e):
                                                                         | |
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                             Delaware
--------------------------------------------------------------------------------

             NUMBER OF         7.       SOLE VOTING POWER
              SHARES                      584,197 shares of common stock
            BENEFICIALLY                  (represents 492,473 shares of common
              OWNED BY                    stock held by BET Associates L.P.
               EACH                       ("BET") and 91,724 shares of
             REPORTING                    common stock held by BRU)
              PERSON      ------------- ----------------------------------------
               WITH
                               8.       SHARED VOTING POWER
                                            -0- Shares
                          ------------- ----------------------------------------

                               9.       SOLE DISPOSITIVE POWER
                                          584,197 shares of common stock
                                          (represents 492,473 shares of common
                                          stock held by BET and 91,724 shares
                                          of common stock held by BRU)
                          ------------- ----------------------------------------

                              10.       SHARED DISPOSITIVE POWER
                                             -0- Shares
----------- --------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            584,197 (represents 492,473 shares of common stock hold by BET and
                    91,724 shares of common stock held by BRU)
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                         | |
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       9.08%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                       OO
----------- --------------------------------------------------------------------

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---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 4 of 7 Pages
---------------------------- -------------------------------- ------------------


    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                     (a) | |
                                                                     (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e):
                                                                         | |
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

             NUMBER OF         7.       SOLE VOTING POWER
              SHARES                      928,175 (represents 492,473 shares of
            BENEFICIALLY                  common stock held by BET Associates,
              OWNED BY                    L.P. ("BET"), 91,724 shares held by
               EACH                       BRU Holdings Company, Inc., LLC
             REPORTING                    ("BRU"), 3,492 shares held by Mr.
              PERSON                      Toll's daughter Jennifer Toll and
               WITH                       340,486 shares of common stock held
                                          by Mr. Toll.
                          ------------- ----------------------------------------

                               8.       SHARED VOTING POWER
                                            -0- Shares
                          ------------- ----------------------------------------

                               9.       SOLE DISPOSITIVE POWER
                                          928,175 (represents 492,473 shares of
                                          common stock held by BET, 91,724
                                          shares held by BRU, 3,492 shares
                                          held by Mr. Toll's daughter Jennifer
                                          Toll and 340,486 shares of common
                                          stock held by Mr. Toll.
                          ------------- ----------------------------------------

                              10.       SHARED DISPOSITIVE POWER
                                             -0- Shares
----------- --------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     928,175 (represents 492,473 shares of common stock held by BET, 91,724 shares of common stock held by BRU, 3,492 shares held by Mr. Toll's daughter Jennifer Toll and 340,486 shares of common stock held by Mr. Toll.
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                         | |
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.43%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                       IN
----------- --------------------------------------------------------------------
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---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 5 of 7 Pages
---------------------------- -------------------------------- ------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by BET; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Shares issued pursuant to Plan of Reorganization. Upon the consummation of the Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"), on January 2, 2002, BET was issued 492,473 shares of Common Stock, Mr. Toll was issued 340,486 shares of Common Stock and Mr. Toll's daughter, Jennifer Toll, was issued 3,492 shares of Common Stock in exchange for certain of the Issuer's (i) 6% convertible debentures due November 1, 2002, (ii) 5.62% convertible debentures due May 1, 2003, and (iii) shares of Common Stock, that were held by BET, Mr. Toll and Ms. Toll prior to the consummation of the Plan of Reorganization.

         Purchase of 91,724 shares of Common Stock by BRU. BRU purchased the following shares of Common Stock in the open market (i) August 26, 2002, purchased 10,000 shares for $3.00 per share; (ii) October 10, 2002, purchased 10,000 shares for $3.00 per share; (iii) October 11, 2002, purchased 7,700 shares for $3.00 per share; (iv) October 31, 2002, purchased 71 shares for $3.00 per share; (v) October 31, 2002, purchased 10,000 shares for $3.02 per share;
(vi) October 31, 2002 purchased 500 shares for $3.05 per share; (vii) November 8, 2002, purchased 629 shares for $3.02 per share; (viii) November 11, 2002, purchased 30 shares for $2.85 per share; (ix) November 14, 2002, purchased 1,500 shares for $3.00 per share; (x) December 17, 2002, purchased 10,000 shares for $3.10 per share; (xi) December 17, 2002, purchased 8,500 shares for $3.12 per share; (xii) December 17, 2002, purchased 11,003 shares for $3.00 per share;
(xiii) December 18, 2002, purchased 9,000 shares for $3.00 per share; (xiv) December 19, 2002, purchased 2,200 shares for $3.00 per share; (xv) December 20, 2000, purchased 91 shares for $3.00 per share; (xvi) December 22, 2002, purchased 2,000 shares for $3.10 per share (xvii) December 31, 2002, purchased 3,500 shares for $3.10 per share, (xviii) January 6, 2003, purchased 2,000 shares for $3.10 per share, and (xix) January 7, 2003, purchased 3,000 shares for $3.10 per share. BRU used funds provided by Mr. Toll to effect the purchases.

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 6 of 7 Pages
---------------------------- -------------------------------- ------------------


         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll of the Issuer's securities are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2, 3, 4, 5 and 6 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000, July 12, 2001, November 30, 2001 and December 17, 2001, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

         BET, BRU and Mr. Toll have acquired the Issuer's securities for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

         Neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 492,473 shares of Common Stock, which constitutes 7.65% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on September 30, 2002 and filed on November 12, 2002 (the "Form 10-Q")).

         BRU Beneficial Ownership. BRU beneficially owns 584,197 shares of Common Stock, of which 492,473 shares are held by BET and 91,724 shares are held by BRU, which constitutes 9.08% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         Mr. Toll Beneficial Ownership. Mr. Toll beneficially owns 928,175 shares of Common Stock, of which 492,473 shares are held by BET, 91,724 shares are held by BRU, 3,492 shares are held by Mr. Toll's daughter, Jennifer Toll and 340,486 shares are held by Mr. Toll, which constitutes 14.43% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         (b) Mr. Toll, individually and through BRU and BET, has sole voting power and power to dispose of the 340,486 shares of Common Stock held by Mr. Toll, the 492,473 shares of Common Stock held by BET and the 91,724 shares of Common stock held by BRU. BRU, individually and through BET, has sole voting power and power to dispose of the 492,473 shares of Common Stock held by BET and the 91,724 shares of Common Stock held by BRU. BET has sole voting power and power to dispose of the 492,473 shares of Common Stock held by it.


         (c) Transactions Since Most Recent Filing on Schedule 13D. See Item 3 above.


         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.



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---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                Page 7 of 7 Pages
---------------------------- -------------------------------- ------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003

BET ASSOCIATES, L.P.

By: BRU HOLDINGS COMPANY INC., LLC
Its General Partner



By:      /s/ Bruce E. Toll
        ------------------------------
         Bruce E. Toll
         Member



BRU HOLDINGS COMPANY INC., LLC


By:      /s/ Bruce E. Toll
        ------------------------------
         Bruce E. Toll
         Member


     /s/ Bruce E. Toll
--------------------------------------
BRUCE E. TOLL